SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2007

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                              TAT Technologies Ltd.

6-K Items

     1. Press Release re TAT Technologies Announces Payment of Cash Dividend dated September 5, 2007.

                                                                          ITEM 1

Press Release                                       Source: TAT Technologies Ltd

TAT Technologies Announces Payment of Cash Dividend

Wednesday September 5, 9:00 am ET

GEDERA, Israel, September 5 /PRNewswire-FirstCall/ -- TAT Technologies limited (NASDAQ/NMS: TATTF - News) announced today that it will pay a cash dividend to each of its shareholders of record on October 16, 2007. Each shareholder will be entitled to receive US$0.40 per share, pre-withholding tax of 20% which will be paid on approximately November 5, 2007. The Company believes that its capital resources are sufficient to continue to expand and grow its business after the payment of this dividend to its shareholders, which will total approximately US$ 2,617,000.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as pumps, valves, power systems, turbines, etc.

    Company Contact:
    Mr. Israel Ofen, Executive Vice-President and Chief Financial Officer +972-8-859-5411

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: September 5, 2007